June 7, 2013

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Katherine Hsu

Re:	AmeriCredit Automobile Receivables Trust 2010-2

AmeriCredit Automobile Receivables Trust 2010-B

AmeriCredit Automobile Receivables Trust 2010-3

Forms 10-K for the Fiscal Year Ended December 31, 2012

Filed March 28, 2013

File Nos. 333-146701-07, 333-146701-08, 333-146701-09

Ladies and Gentlemen:

On behalf of AmeriCredit Automobile Receivables Trust 2010-2, AmeriCredit Automobile Receivables Trust 2010-B and AmeriCredit Automobile Receivables Trust 2010-3 (each an “Issuing Entity” and, together, the “Issuing Entities”) and AFS SenSub Corp. (the “Registrant”) and in response to the letter, dated May 14, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Chris A. Choate relating to the Forms 10-K referenced above (the “Forms 10-K”), we submit the following responses to the comments set forth in the Comment Letter. The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Registrant’s and the Issuing Entities’ responses. Unless otherwise noted, the use of “we,” “us” and similar terms refer jointly to the Registrant and the Issuing Entities.

Additionally, we note that (i) the Registrant and each Issuing Entity are responsible for the adequacy and accuracy of the disclosure in the related Form 10-K; (ii) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Forms 10-K; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1. Exhibit 33.1 to the Forms 10-K for AmeriCredit Automobile Receivables Trusts 2010-2, 2010-B, 2010-3. We note that AmeriCredit Financial Services, Inc.’s management’s assessment of compliance with the servicing criteria under Item 1122(d) of Regulation AB lists Item 1122(d)(1)(ii) as inapplicable, which pertains to whether the servicing party has policies and procedures to monitor a third party’s performance and compliance with the outsourced servicing. However, it appears to us that Item 1122(d)(1)(ii) was applicable because AmeriCredit has engaged various vendors “to serve as repositories for customer payments.” To the extent the criterion was applicable, you must file an amendment to Form 10-K with a corrected Item 1122 assessment by AmeriCredit Financial Services (and related auditor attestation) that includes Item 1122(d)(1)(ii) in the assessment.

We believe that Exhibit 33.1 to each 10-K properly omits an assessment by AmeriCredit Financial Services, Inc. (“AFSI”), the servicer and our affiliate, of its performance of the servicing criteria set forth at Item 1122(d)(1)(ii), relating to a servicer’s monitoring of material servicing activities that are outsourced. Because AFSI is not a bank and is not affiliated with any depository institution, it has engaged certain third-party vendors, such as lockbox banks and lockbox processors, to perform specific activities that fall within the scope of Item 1122(d)(2)(i). As described in the Forms 10-K, AFSI has procedures in place to monitor these third-party vendors’ performance of those outsourced activities. As we describe more fully below, because those outsourced activities themselves are immaterial, we do not believe that AFSI is required to provide an assessment of its compliance with those oversight procedures pursuant to Item 1122(d)(1)(ii).

In preparing Exhibit 33.1 to the Forms 10-K, AFSI reviewed the servicing criterion set forth in Item 1122(d)(2)(i) and determined that the functions described in that Item are applicable to the subject securitization transactions. However, AFSI does use vendors to perform certain servicing functions described in that criterion: as disclosed in the Forms 10-K, certain aspects of that servicing criterion are performed by “various vendors [which] serve as repositories for customer payments.” AFSI further determined that these vendors were not required to submit separate assessments and auditor attestations regarding their performance of these functions because AFSI itself, as the party that engaged and monitors the vendors in the performance of their limited servicing activities, was permitted to take responsibility for assessing compliance with the portion of the servicing criterion performed by those vendors. AFSI made this determination based on the guidance set forth in Interpretation 17.06 of the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (“Interpretation 17.06”). As disclosed in the Forms 10-K, one factor leading AFSI to the conclusion that it was eligible to rely on Interpretation 17.06 was its determination that “[it has] policies and procedures in place to provide reasonable assurance that each vendor’s activities comply in all material respects with the servicing criteria applicable to each vendor.”

Notwithstanding the fact that AFSI has such policies and procedures in place, we believe that it properly made a determination based on Instruction No. 1 to Item 1122 that the servicing criterion set forth at Item 1122(d)(1)(ii) is inapplicable and therefore need not be covered in AFSI’s assessment or the related auditor attestation. Item 1122(d)(1)(ii) calls for an assessment of a servicer’s policies and procedures that are instituted to monitor a third party’s performance of outsourced servicing but only “[i]f any material [emphasis added] servicing activities are outsourced to third parties.” AFSI has determined that the servicing activities that are described in Item 1122(d)(2)(i) and that it outsources to vendors are immaterial. Item 1122(d)(2)(i) has no materiality qualifier that would allow AFSI to omit an assessment of the outsourced servicing activities described in that Item despite the fact that they are immaterial. However, the inclusion of the materiality qualifier in Item 1122(d)(1)(ii) permits a servicer to determine that an assessment of the policies and procedures it uses to monitor third parties’ performance of immaterial servicing activities may be omitted. Having made the determination that the outsourced servicing activities are immaterial, AFSI properly determined that it could omit Item 1122(d)(1)(ii) from its assessment and the related auditor attestation in reliance on Instruction No. 1 to Item 1122.

2. FORM 10-K of AmeriCredit Automobile Receivables Trust 2010-B: Item 1114(b)(2) of Regulation AB, Credit Enhancement and Other Support, Except for Certain Derivatives Instruments (Financial Information). We note that you incorporated the audited consolidated financial statements of Assured Guaranty Corp (AGC) by reference into the Form 10-K. We further note your disclosure stating that “[y]ou should not assume that information concerning AGC is accurate as of any date other than the date that such Form 10-K was filed with the SEC.” Such language may imply that any amendment to AGC’s Form 10-K filed on March 1, 2013 would not be incorporated by reference. Please confirm that you will remove such language from future filings (including any amendment filed in response to our comment above). See also Exchange Act Rule 12b-23 regarding incorporation by reference.

We confirm that we will remove the specified language from future filings.

Sincerely,

/s/ Frank E. Brown III
Frank E. Brown III, Esq. Senior Vice President, Associate Counsel and Assistant Secretary

cc:	Chris A. Choate, Esq.

J. Michael May, Esq.

John P. Keiserman, Esq.

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